United States
Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of

May 2013

Vale S.A.

Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F  ☒ Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes  ☐ No   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes  ☐ No  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes  ☐  No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-   .)

Table of Contents:

Press Release
Signature Page

Press Release

Vale obtains installation license for railway spur

Rio de Janeiro, May 6, 2013 — Vale S.A. (Vale) informs that it has been granted the installation license (LI) and vegetation clearing permit for the rail spur that will connect the Southern Range of Carajás mining district to the Carajás railway (EFC), in state of Pará, Brazil, issued by the Instituto Brasileiro do Meio Ambiente e dos Recursos Naturais Renováveis (IBAMA).

The licenses allows us to start the construction of the 101 km rail spur that will connect S11D stockyard to EFC, of which 85 km refers to the main line and 16 km to the rail loop. The rail spur is part of the CLN S11D project, which will allow the expansion of Carajás logistics capacity to 230 million metric tons per year of iron ore.

S11D is the largest project in Vale’s history and also in the iron ore industry, being our major lever for production capacity growth and for maintaining Vale’s undisputed leadership in the global market in terms of volume, cost and quality.

For further information, please contact:

+55-21-3814-4540

Roberto Castello Branco: roberto.castello.branco@vale.com

Viktor Moszkowicz: viktor.moszkowicz@vale.com

Carla Albano Miller: carla.albano@vale.com

Andrea Gutman: andrea.gutman@vale.com

Christian Perlingiere: christian.perlingiere@vale.com

Marcelo Bonança : marcelo.bonanca@vale.com

Marcio Loures Penna: marcio.penna@vale.com

Samantha Pons: samantha.pons@vale.com

This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future and not on historical facts, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM), the French Autorité des Marchés Financiers (AMF), and The Stock Exchange of Hong Kong Limited, and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ Roberto Castello Branco
Date: May 6, 2013		Roberto Castello Branco
Director of Investor Relations